FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Orbotech disclosed today that the research and development activity in Crystalline Silicon Photovoltaic (c-Si PV) manufacturing processes for the solar energy industry done through Orbotech LT Solar, LLC has produced a product that has reached advanced stages of development. Orbotech currently anticipates the product will be introduced to this industry sometime during 2011.

The matters discussed in this Report are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond Orbotech’s control. Many factors could cause the actual results to differ materially from those projected, including success of new product development and commercial acceptance, cyclicality in the industries in which Orbotech operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by Orbotech and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s Annual Report on Form 20-F for the year ended December 31, 2009. Accordingly, the reader is cautioned not to place undue reliance on the foregoing guidance. Orbotech assumes no obligation to update the information in this Report to reflect new information, future events or otherwise, except as required by law.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-164035) and the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394), in each case of Orbotech and previously filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: June 8, 2010